Exhibit 99

FIRST NIAGARA FINANCIAL GROUP

401(k) PLAN

Financial Statements as of

December 31, 2011 and 2010

And

Supplemental Schedule

Together with

Report of Independent Registered

Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Benefits Committee of

    First Niagara Financial Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of the First Niagara Financial Group 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bonadio & Co., LLP

Bonadio & Co., LLP

June 28, 2012

Pittsford, NY

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

Investments, at fair value:
Mutual funds	$107,689,532	$94,964,993
First Niagara Financial Group, Inc. common stock	21,858,927	30,830,220
Common/collective trust fund	7,062,712	5,371,103
Money market account	3,449,707	3,258,846

Total investments	140,060,878	134,425,162

Receivables:
Notes receivable from participants	3,264,307	3,260,324
Employer contributions receivable	—	1,695
Employee contributions receivable	—	3,347

Total receivables	3,264,307	3,265,366

Cash and cash equivalents	251,828	754,648

Total assets	143,577,013	138,445,176

LIABILITIES

Other liabilities	—	99

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$143,577,013	$138,445,077
Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive investment contracts	(183,166)	(108,365)

NET ASSETS AVAILABLE FOR BENEFITS	$143,393,847	$138,336,712

The accompanying notes are an integral part of these statements.

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS
Employee contributions	$15,231,347	$10,829,309
Employer contributions	8,833,240	6,290,954
Rollover contributions	3,417,076	3,460,801
Interest and dividend income	4,311,241	3,133,756
Net appreciation in fair value of investments, including realized gains and losses on sales	—	9,370,011
Interest on notes receivable from participants	157,826	139,865

Total additions	31,950,730	33,224,696

DEDUCTIONS
Net depreciation in fair value of investments, including realized gains and losses on sales	16,045,212	—
Distributions to participants	10,537,837	4,739,752
Administrative expenses	310,546	219,552

Total deductions	26,893,595	4,959,304

Net increase	5,057,135	28,265,392
NET ASSETS AVAILABLE FOR BENEFITS — beginning of year	138,336,712	110,071,320

NET ASSETS AVAILABLE FOR BENEFITS — end of year	$143,393,847	$138,336,712

The accompanying notes are an integral part of these statements.

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF PLAN

The following description of the First Niagara Financial Group 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code (IRC). The Plan is funded by employee and employer contributions and covers substantially all eligible employees of First Niagara Bank N.A. and its Subsidiaries, which is owned by First Niagara Financial Group, Inc. (First Niagara) (collectively, the Company). The Plan is intended to conform with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation, when applicable.

The assets of the Plan are maintained by Charles Schwab Trust Company (Schwab), as Trustee and Milliman, Inc., as recordkeeper for the Plan. The Retirement Benefits Committee (RBC) ensures compliance with the IRC as well as ERISA. The RBC is responsible for the operation of the plan and management of assets for all qualified retirement plans sponsored by the Company.

On April 9, 2010, the Company acquired all of the outstanding common shares of Harleysville National Corporation (“Harleysville”), the parent company of Harleysville National Bank and Trust Company, and thereby acquired all of Harleysville National Bank and Trust Company’s 83 branch locations across nine Eastern Pennsylvania counties. In accordance with the Plan, upon completion of the acquisition, former Harleysville employees were eligible to participate in the Plan and were credited for their years of service with Harleysville.

On April 15, 2011, the Company acquired all of the outstanding common shares of NewAlliance Bancshares, Inc. (NewAlliance), the holding company of NewAlliance Bank and thereby acquired all of NewAlliance’s 88 branch locations in Connecticut and Western Massachusetts. In accordance with the Plan, upon completion of the acquisition, former New Alliance employees were eligible to participate in the Plan and were credited for their years of service with New Alliance.

Eligibility

All employees who have completed three months of service, as defined in the Plan, have attained the age of 21, and who are not represented by a collective bargaining unit are eligible to participate in the Plan.

Contributions

Employees who are eligible to participate in the Plan may elect to contribute up to 100% of their annual compensation, as defined in the Plan, subject to the annual limitations provided by the IRC. Employees who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution. This contribution was limited to $5,500 in 2011 and 2010. The “catch-up” contribution is not subject to the employer matching contribution.

1.	DESCRIPTION OF PLAN (Continued)

Contributions (Continued)

Effective January 1, 2009, safe harbor provisions were adopted by the Plan, for which eligible participants shall be allocated a safe harbor match in an amount equal to 100% of the first 4% of compensation plus 50% of the next 2% of compensation deferred by a participant, up to a total of 5% of compensation.

The Company may also make an annual discretionary contribution to the Plan. No discretionary contributions were made to the Plan during 2011 and 2010. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are immediately 100% vested in their contributions, plus allocated earnings thereon. Effective January 1, 2009, eligible participants receiving a safe harbor matching contribution shall be 100% vested in those contributions. For employer matching contributions made prior to January 1, 2009 and employer discretionary contributions, vesting will remain the same as follows:

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 per loan up to a maximum amount, which is the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a principal residence. The loans are collateralized by the participant’s account and bear interest at the rates available for comparable loans from commercial lending institutions. Principal and interest is paid ratably through payroll deductions.

Forfeited Accounts

Forfeitures of nonvested employer contributions may be used for Plan administrative expenses or to reduce the employer’s future contributions. During 2011 and 2010, forfeitures used to reduce employer contributions amounted to $66,831 and $59,531, respectively. Unused forfeited account balances were $266,912 and $264,681 at December 31, 2011 and 2010, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

1.	DESCRIPTION OF PLAN (Continued)

Administrative Expenses

Broker commissions associated with investment transactions and investment management fees are paid by the Plan. Administrative fees not paid by the Plan are paid by the Company.

Payment of Benefits

Employees are eligible for retirement benefits upon reaching age 65. Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or distributions based on various annuity options or fixed income payments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participating employees may take financial hardship withdrawals under prescribed circumstances, up to the value of vested contributions to their account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Generally accepted accounting principles require that fully benefit-responsive investment contracts held by a defined-contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of net assets available for benefits of a defined contribution plan that is attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a common/collective trust and, as required by generally accepted accounting principles, presents the fair value of the investment in common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts in the Statements of Net Assets Available for Benefits. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s assets are invested in various investments through Schwab, the plan custodian. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s assets include various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the value of such investments, changes in the values of investments will occur and such changes could materially affect the amounts reported in the accompanying financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Current accounting guidance establishes a fair value hierarchy based on the transparency of inputs participants use to price an asset or liability. The fair value hierarchy priorities these inputs into the following three levels:

Level 1 Inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that are available at the measurement date.

Level 2 Inputs — Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs — Unobservable inputs for determining the fair value of the asset or liability and are based on the entity’s own assumptions about the assumptions that market participants would use to price the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe our valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at each measurement date.

The following tables summarize our assets measured at fair value on a recurring basis at December 31, 2011. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For the years ended December 31, 2011 and 2010, no transfers in or out of Level 1 or Level 2 occurred.

3.	FAIR VALUE MEASUREMENTS (Continued)

	Level 1	Level 2	Level 3	Total
December 31, 2011:
Mutual Funds:
Target Retirement Funds	$27,539,590	$—	$—	$27,539,590
Large Cap Funds	19,522,319	—	—	19,522,319
Bond Funds	21,292,473	—	—	21,292,473
Foreign Funds	9,681,930	—	—	9,681,930
Mid Cap Funds	8,750,913	—	—	8,750,913
Equity Income Funds	12,187,294	—	—	12,187,294
Small Cap Funds	8,715,013	—	—	8,715,013
First Niagara common stock	21,858,927	—	—	21,858,927
Common/collective trust fund	—	7,062,712	—	7,062,712
Money market accounts	3,449,707	—	—	3,449,707

	$132,998,166	$7,062,712	$—	$140,060,878

	Level 1	Level 2	Level 3	Total
December 31, 2010:
Mutual Funds:
Target Retirement Funds	$23,723,161	$—	$—	$23,723,161
Large Cap Funds	20,616,747	—	—	20,616,747
Bond Funds	17,324,168	—	—	17,324,168
Foreign Funds	9,699,082	—	—	9,699,082
Mid Cap Funds	8,129,637	—	—	8,129,637
Equity Income Funds	7,978,782	—	—	7,978,782
Small Cap Funds	7,493,416	—	—	7,493,416
First Niagara common stock	30,830,220	—	—	30,830,220
Common/collective trust fund	—	5,371,103	—	5,371,103
Money market accounts	3,258,846	—	—	3,258,846

	$129,054,059	$5,371,103	$—	$134,425,162

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds, First Niagara common stock, cash and money market accounts are valued using unadjusted quoted prices for identical assets in active markets.

Common/collective trust fund consists primarily of guaranteed investment contracts and is valued using the net asset value of the trust as determined by Charles Schwab Trust Company.

4.	INVESTMENTS

At either December 31, 2011 or 2010, or both, the fair values of investments that represent 5% or more of the Plan’s net assets were as follows:

	2011	2010
Vanguard 500 Index Fund	$15,154,305	$14,976,211
Vanguard Short-Term Bond Index Fund	8,668,155	8,670,106
Vanguard Total Intl Stock Index Fund	9,681,930	9,699,082
Oakmark Equity & Income I Fund	8,456,399	7,978,782
PIMCO Total Return Admin Fund	7,503,795	—
Vanguard Target Retirement 2025 Fund	7,660,492	—
First Niagara common stock	21,858,927	30,830,220

Net (depreciation) appreciation in fair value of investments, including realized gains and losses on investments sold during the years ended December 31, 2011 and 2010 was as follows:

	2011	2010
Mutual funds	$(9,818,757)	$8,867,282
First Niagara common stock	(6,263,802)	481,298
Common/collective trust fund	37,347	21,431

	$(16,045,212)	$9,370,011

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$143,393,847	$138,336,712
Adjustment from contract value to fair value	183,166	108,365

Net assets available for benefits per Form 5500	$143,577,013	$138,445,077

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500:

	2011	2010
Net increase in net assets per financial statements	$5,057,135	$28,265,392
Adjustment from contract value to fair value	74,801	85,672

Net increase in net assets per Form 5500	$5,131,936	$28,351,064

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 5, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally accepted accounting principles require entities to disclose in their financial statements the nature of any uncertainty in their tax positions. For benefit plans, qualified status itself is deemed to be an uncertainty, as events could potentially occur to jeopardize their qualified status. As of December 31, 2011, the Plan did not have any uncertain tax positions. The Plan files the Annual Return/Report of Employee Benefit Plan (Form 5500) in the U.S. federal jurisdiction. The Plan is no longer subject to U.S. federal tax examinations for years before 2008.

7.	PARTY-IN-INTEREST TRANSACTIONS

In 2011 and 2010, certain Plan investments were managed by Schwab. Schwab was the trustee of the Plan for the years ended December 31, 2011 and 2010, and therefore these transactions with Schwab qualify as party-in-interest.

Investment income earned on assets invested with Schwab amounted to $373 and $315 for the years ended December 31, 2011 and 2010, respectively.

Notes receivable from participants of $3,264,307 and $3,265,366 as of December 31, 2011 and 2010, respectively, with interest rates ranging from 3.25% to 10.25% also qualify as party-in-interest. Interest earned on the notes receivable from participants totaled $157,826 and $139,865 at December 31, 2011 and 2010, respectively.

Dividend income earned on First Niagara common stock totaled $1,454,905 and $1,163,610 for the years ended December 31, 2011 and 2010, respectively. Net (depreciation) appreciation on First Niagara common stock totaled ($6,263,802) and $481,298 at December 31, 2011 and 2010, respectively.

FIRST NIAGARA FINANCIAL GROUP 401(k) PLAN

Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2011

	(b)	(c)	(d)
(a)	Identity of Issuer	Description of Investment	Fair Value
		Cash and Cash Equivalents	$251,828

		Money Market Accounts:
*	Charles Schwab Trust Co.	Schwab Retirement Advantage Money Fund	3,449,707

		Common/Collective Trust Fund:
	Principal Funds Distributor, Inc.	Morley Stable Value Fund	7,062,712

		Mutual Funds:
	The Vanguard Group	Vanguard 500 Index Fund	15,154,305
	The Vanguard Group	Vanguard Total Intl Stock Index	9,681,930
	The Vanguard Group	Vanguard Short-Term Bond Index	8,668,155
	The Oakmark Funds	Oakmark Equity & Income I	8,456,399
	The Vanguard Group	Vanguard Target Retirement 2025	7,660,492
	The Vanguard Group	Vanguard Mid Cap Index	5,927,592
	Royce Fund Services, Inc.	Royce Pennsylvania Mutual Invmt	6,059,591
	The Vanguard Group	Vanguard Target Retirement 2035	5,829,949
	Allianz Global Investors Distributors LLC	PIMCO Total Return Admin	7,503,794
	The Vanguard Group	Vanguard Long-Term Bond Index	5,120,524
	The Vanguard Group	Vanguard Target Retirement 2015	3,651,815
	The Vanguard Group	Vanguard Target Retirement 2045	3,984,504
	Nuveen Investments	Nuveen Equity Income Fund	3,730,895
	T. Rowe Price	T. Rowe Price Large Cap Growth	4,368,013
	The Vanguard Group	Vanguard Target Retirement Income	1,788,280
	The Vanguard Group	Vanguard Target Retirement 2020	2,174,412
	Janus Distributors LLC	Perkins Mid Cap Value T	1,665,852
	Janus Distributors LLC	Janus Enterprise T	1,157,470
	Columbia Management Investment Distributors, Inc.	Columbia Small Cap Value I Z	1,135,284
	Columbia Management Investment Distributors, Inc.	Columbia Acorn Z	1,520,138
	The Vanguard Group	Vanguard Target Retirement 2030	1,486,000
	The Vanguard Group	Vanguard Target Retirement 2040	861,180
	The Vanguard Group	Vanguard Target Retirement 2050	65,489
	The Vanguard Group	Vanguard Target Retirement 2055	37,469

			107,689,532

*	First Niagara Financial Group, Inc.	Common Stock	21,858,927

*	Notes receivable from participants	Interest rates range from 3.25% to 10.25%	3,264,307

			$143,577,013

*	Denotes party-in-interest

The accompanying notes are an integral part of this schedule.